FILE NO. 333-

CIK # 1599583

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Registration Statement
on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS – CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, NY 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Scott Richardson
75 East 55th Street	2000 Westchester Avenue
New York, New York 10022	Purchase, NY 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated April 30, 2014, Subject to Completion

Morgan Stanley Global Investment Solutions

Contrarian Candidates Portfolio, Series 1

A UNIT INVESTMENT TRUST

[MS logo]

The Contrarian Candidates Portfolio identifies stocks that are not universally favored by the Wall Street analyst community, yet appear to possess strong operating fundamentals, such as solid financial flexibility, strong growth prospects, and the potential for improved operating momentum.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of certain restrictions which apply to this trust.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated               , 2014

Read and retain this Prospectus for future reference

The information in this prospectus is not complete and may be changed. No one may sell Units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio is right for you. More detailed information can be found later in this prospectus.

Investment Objective

The objective of the trust is to provide capital appreciation through exposure to selected stocks in the Russell 3000®  Index.

There is no guarantee that the objective of the trust will be achieved.

Investment Strategy

The trust uses a “buy and hold” strategy with a portfolio of stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the portfolio is not managed; however, a security can be sold under certain limited circumstances.

Investment Concept and Selection Process

The trust will seek to meet its objective by investing in a portfolio of stocks that possess solid operating fundamentals but are not universally favored by the Wall Street analyst community.  The Sponsor, Morgan Stanley Smith Barney LLC, believes that stocks possessing these general characteristics may potentially benefit from incremental optimism and investor interest in the shares.  More specifically, the strategy searches for companies that are not consensus “buys” using Bloomberg’s analyst rating system, yet which possess characteristics including solid financial flexibility (improving current ratio), strong growth prospects (earnings per share or “EPS”), and the potential for improved operating momentum (stable-to-positive earnings estimate revisions).  The Sponsor has developed a set of objective selection criteria in order to identify such a portfolio. The Sponsor implemented the selection criteria as of the close of business on         , 2014 (the “Selection Date”), using Bloomberg as the sole data source.  As of the Selection Date, each of the trust securities met all of the following selection criteria:

•                  Listed in the Russell 3000®  Index,

•                  Two Month Current Unreported Fiscal Quarter Earnings Revision Trend of at least zero,

•                  Next Unreported Fiscal Year Consensus EPS Growth greater than 11%,

•                  Two Month Current Unreported Fiscal Year EPS Revision Trend greater than zero,

•                  Bloomberg Consensus Rating of less than 4, indicating that there is not universal optimism by the analyst community,

•                  Improving Year-over-Year Current Ratio,

•                  Current Unreported Fiscal Year Consensus Price to Earnings Ratio of less than 23, and

•                  Current Market Capitalization of at least $300 million

The Russell 3000® Index offers investors access to the broad U.S. equity universe representing approximately 98% of the U.S. market. The Russell 3000® Index is constructed to provide a comprehensive, unbiased and stable barometer of the broad market and is completely reconstituted annually to ensure new and growing equities are reflected. The index is unmanaged, not subject to fees and not available for direct investment.

Glossary of Selection Criteria

•                  Two Month Current Unreported Fiscal Quarter Earnings Revision Trend of at least zero — Calculates the percentage change in the current unreported quarter’s Bloomberg consensus earnings per share estimate relative to the estimate for the same quarter from 60 days earlier.  The result must be greater than or equal to zero.  As an example, if the consensus earnings estimate for the current unreported quarter now stands at $1.10 per share versus $1.00 per share 60 days earlier, the percent change in the revision trend is 10%.

•                  Next Unreported Fiscal Year (FY) Consensus EPS Growth greater than 11% — This number is the expected EPS growth rate of a company for the next full unreported fiscal year, using Bloomberg consensus estimates.  It is calculated by taking the earnings estimate for the next full unreported fiscal year (FY2) and dividing it by the earnings estimate for the current fiscal year (FY1) and then subtracting the result by one.  As an example, if the analyst community expects 2014 earnings (FY1) of $1.00 and 2015 earnings (FY2) of $1.25, the calculation would be (1.25 divided by 1.00) – 1 or 25%.  The result must be greater than 11%.

•                  Two Month Current Unreported Fiscal Year Earnings Revision Trend greater than zero  — Calculates the percentage change in the current unreported fiscal year’s Bloomberg consensus earnings estimate relative to the estimate for the same fiscal year from 60 days earlier.  The result for this percentage change must be greater than zero.  As an example, if the consensus earnings estimate for the current unreported fiscal year now stands at $4.40 per share versus $4.00 per share 60 days earlier, the percent change in the revision trend is 10%.

•                  Bloomberg Consensus Rating — Bloomberg normalizes available analyst data for a security to provide a rating on a scale between 1 and 5. A rating of ‘5’ is the strongest ranking (buy or similar), indicating universal optimism for the security by the analyst community, whereas a rating of ‘1’ is the weakest (sell or similar).

•                  Improving Year-Over-Year Current Ratio — A security’s most recent current ratio must be greater than the security’s current ratio from four quarters ago.  Current ratio represents a company’s current assets divided by its current liabilities, which provides a measure of liquidity.

•                  Current Unreported Fiscal Year Consensus Price to Earnings Ratio of less than 23 — The number is calculated by dividing the stock price as of the close of business on the Selection Date by the current fiscal year’s Bloomberg consensus earnings forecast.  As an example, if the current estimate is $1.00 and the stock price is $10.00, the price-earnings ratio would be 10.  The number must be less than 23.

Principal Risk Factors

Holders can lose money by investing in this trust. The value of your units may increase or decrease depending on the value of the stocks which make up the trust. In addition, the amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions.

The trust consists primarily of common stocks of domestic issuers. If you invest in the trust, you should understand the potential risks associated with common stocks:

•                  The common stocks in the portfolio generally have attributes that have caused them to have lower prices or higher dividend yields relative to other equity securities in the subgroup.

For example:

•                  The stocks may be out of favor with the market because of weak performance, poor earnings forecasts or negative publicity.

•                  The stocks may be reacting to general market cycles.

•                  The financial condition of the issuer may worsen.

•                  The rate of the dividends previously paid may be reduced or even eliminated.

•                  The stock market is subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the portfolio’s holdings are concentrated in two specific industries or service sectors, namely the industrial sector and the information technology sector. A Trust is considered to be “concentrated” in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•                                                                  Highly competitive pressures on pricing.

•                                                                  Changes in the interest rates and general economic conditions.

•                                                                  Changes in the market prices of particular dominant stocks within the industry.

•                                                                  Approval by government agencies and changes in government regulation.

•                                                                  Changing domestic and international demand for a particular product.

The trust’s portfolio contains stocks issued by approximately          companies, which means that unit holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers, such as a portfolio which replicates the Russell 3000®  Index. A unit investment trust is not actively managed and the trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the trust terminates, which could mean that the sale price of the trust securities may not be the highest price at which these securities traded during the life of the trust. Also, this means that securities may remain in the trust even though they no longer meet the criteria of the trust’s investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($500 for retirement accounts). This price is based on the net asset value of the trust plus the up-front sales charge. Beginning on the Date of Deposit, the Trustee will calculate the Public Offering Price of units by using the closing sales prices of the securities in the portfolio. The Public Offering Price will change daily because prices of the underlying stocks will fluctuate.

The Public Offering Price per unit will be calculated by:

•                  Adding the combined market value of the underlying stocks to any cash held to purchase securities.

•                  Dividing that sum by the number of units outstanding.

•                  Adding an initial sales charge.

In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price. After the initial public offering period, the repurchase and cash redemption price of units will be reduced to reflect the estimated cost of liquidating securities to meet redemptions.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option and Termination

The Sponsor intends to create future trusts that follow the same investment strategy so that when this trust is nearing its termination date, you may have the option to rollover your proceeds into a future trust series. Each trust is designed to be part of a longer term strategy.  The initial sales charge will be waived if you decide to rollover; however, you will be subject to the subsequent series’ deferred sales charge. If you decide not to rollover your proceeds into the next series, you will receive a cash distribution after the trust terminates. You will pay your share of expenses associated with a rollover or termination, including brokerage commissions on the sale of securities.

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	1.00	%*		$10.00
Maximum Deferred Sales Charge	1.45	%**		$14.50
Creation and Development Fee	0.50	%***		$5.00

Maximum Sales Charge (including Creation and Development Fee)	2.95%			$29.50

Reimbursement to Sponsor for Estimated Organization Costs		%	$

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee’s Fee		%	$
Maximum Portfolio Supervision, Bookkeeping and Administrative Fees		%	$
Other Operating Expenses		%	$
Total		%	$

Example

This example helps you compare the cost of the trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$
3 years
5 years
10 years

*

The Initial Sales Charge may be above or below 1.00% but in no event will exceed the combined initial sales charge and deferred sales charge of 2.45% of your initial investment. See Public Sale of Units — Public Offering Price for further detail on how the sales charges are calculated.

**

The deferred sales charge is a fixed dollar amount equal to $0.145 per Unit. The deferred sales charge will be paid from the trust to the Sponsor in three monthly installments commencing on                 , 2014. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.45%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%.

***

The Creation and Development Fee compensates the Sponsor for the creation and development of the Trust and has been historically included in the sales charge. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the Creation and Development Fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the Creation and Development Fee will exceed 0.50%.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

SUMMARY OF ESSENTIAL INFORMATION

AS OF                             †

Sponsor Morgan Stanley Smith Barney LLC Trustee and Distribution Agent The Bank of New York Mellon Ticker Symbol

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day
Deferred Sales Charge Payment Dates , and the first day of each month thereafter, through .	The 10th day of each month, commencing 10, .
Distribution Day

Sales Charge

The maximum sales charge (not including the Creation and Development Fee) is 2.45% and consists of an initial sales charge and a deferred sales charge. The initial sales charge is the difference between the maximum sales charge of 2.45% and the total deferred sales charge of $0.145 per Unit. On the Initial Date of Deposit the initial sales charge is 1.00% of the Public Offering Price. The initial sales charge is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds.

The 25th day of each month, commencing                25,           , and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of Trust

The Trust Indenture may be terminated at any time if the net value of the Trust is less than $                .

Trustee’s Annual Fee

$        per Unit.

Termination Date , or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding.	Sponsor’s Annual Fee Maximum of $ per Unit.
CUSIPs
Rollover Notification Date
, or another date as determined by the Sponsor.	Cash -
Reinvest -
Wrap Fee Cash -
Wrap Fee Reinvest -

†                 The Initial Date of Deposit. The Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

SUMMARY OF ESSENTIAL INFORMATION

AS OF

Portfolio
Number of issuers of common stock
Number of different industry groups

Portfolio contains the following industry groups:

Initial Number of Units
Fractional Undivided Interest in Trust Represented by Each Unit Public Offering Price per Unit
Aggregate Value of Securities in Trust (net of estimated organization costs)	$

Divided by Number of Units of Trust	$
Plus Initial Sales Charge of 1.00% of Public Offering Price (1.010% of the net amount invested in Securities)	$

Public Offering Price	$
Plus Estimated Organization Costs	$
Total	$

Sponsor’s Repurchase Price and Redemption Price per Unit (based on value of underlying Securities)	$

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sponsor, Trustee and Unit Holders of

Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1:

We have audited the accompanying statement of net assets, including the schedule of investments, of Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1 (the “Trust”), as of                  (Initial Date of Deposit). This statement of net assets is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of net assets based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. The Trust is not required to have, nor were we engaged to perform, an audit of the Trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets, assessing the accounting principles used and significant estimates made by the Trust’s Sponsor, as well as evaluating the overall presentation of the statement of net assets. Our procedures included confirmation of the irrevocable letter of credit held by The Bank of New York Mellon, the Trustee, and deposited in the Trust for the purchase of Securities, as shown in the statement of net assets, as of                         , by correspondence with the Trustee. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio, Series 1 (the “Trust”), as of                  (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP

New York, New York

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

Statement of Financial Condition as of Initial Date of Deposit,                     , 2014

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$

Total	$

LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$
Deferred Sales Charge(4)

Total

INTEREST OF UNITHOLDERS
Units of fractional undivided interest outstanding:
Cost to investors(5)
Less: Gross underwriting commissions(6)
Less: Reimbursement to Sponsor for Organization Costs(3)

Net amount applicable to investors(7)

Total	$

(1)

The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)

Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Trustee on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)

A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These costs have been estimated at $        per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)

A deferred sales charge of $0.145 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to                     , the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)	The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.
(6)	Assumes a maximum aggregate sales charge of 2.45% of the Public Offering Price (2.512% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.
(7)

A Creation and Development Fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. This Creation and Development Fee may be more than 0.50% of the Public Offering Price due to fluctuations in the value of the Securities. If Units are redeemed prior to the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

PORTFOLIO OF MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS — CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

AS OF THE INITIAL DATE OF DEPOSIT,

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)

			100.00%	$

Notes to Portfolio

(1)

All Securities are represented entirely by contracts to purchase Securities, which were entered into by the Trustee on          , 2014, at the Sponsor’s direction. All contracts for domestic Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)

Valuation of Securities by the Trustee was made using the market value per share as of the Evaluation Time on          , 2014. Subsequent to the Initial Date of Deposit, Securities are valued, for Securities quoted on a national securities exchange, at the closing sale prices, or if no price exists, at the mean between the closing bid and offer prices, or for Securities not so quoted, at the mean between bid and offer prices on the over-the-counter market. See Redemption—Computation of Redemption Price Per Unit.

The following information is unaudited:

Morgan Stanley Smith Barney LLC  and/or its affiliates usually maintains a market in the securities of certain of the companies in the portfolio of the Trust. During the last twelve months, Morgan Stanley Smith Barney LLC and/or its affiliates, has acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust. The Sponsor and its affiliates provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of corporations globally. A unit holder should know that the Sponsor or its affiliates receive compensation for those services from such corporations, which include certain of the companies in the portfolio of the Trust.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of Morgan Stanley Global Investment Solutions - Contrarian Candidates Portfolio (the “Trust”) is to provide capital appreciation through a convenient and cost-effective investment in a fixed portfolio (the “Portfolio”) consisting of shares of common stock and similar securities (the “Securities”) selected by the Sponsor for the Portfolio. The Trust seeks to achieve its objective by creating a portfolio of stocks that possess solid operating fundamentals but are not universally favored by the Wall Street analyst community.   The Sponsor’s selection process is described in further details under Investment Summary—Investment Concept and Selection Process.

The stocks that will be included in the Portfolio pursuant to this strategy will be determined as of the Selection Date. The Trust’s portfolio will be comprised of Securities purchased in approximately equal dollar amounts.

Achievement of the Trust’s objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of stocks, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying stocks in the Portfolio.

Structure and Offering

This Series of the Contrarian Candidates Portfolio is a “unit investment trust.” The Trust was created under New York law by a Trust Indenture (the “Indenture”) between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a “Unit”) represented a fractional undivided interest in the Securities listed under the Portfolio set forth in the Summary of Essential Information. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities (“Additional Securities”). On each settlement date (estimated to be three business days after the applicable date on which Securities were deposited in the Trust), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust as a result of the deposit of cash (or a letter of credit in lieu of cash) with instructions to purchase Additional Securities, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the original percentage relationship among the number of shares of each Security in the Portfolio of the Trust. The proportionate relationship among the Securities in the Trust will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust’s percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the exact original proportionate relationship among the Securities deposited on the Initial Date of Deposit because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities.  During the initial offering of Units it may not be possible to buy a particular Security due to regulatory or trading restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income.  Replacement Securities may be acquired under specified conditions when Securities originally deposited are unavailable. See Administration of the Trust—Trust Supervision. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units prior to the Evaluation Time specified in the Summary of Essential Information on any day will be based on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus a sales charge. The Public Offering Price for the Trust will thus vary in the future from the amount set forth in the Summary of Essential Information. See Public Sale of Units-Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the exchange privilege (see Exchange and Rollover Privileges herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor’s order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units (“Holders”) of the Trust meeting certain requirements will have the right to have their Units redeemed for the Securities underlying the Units (see Redemption). If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

Each of the Securities has been selected from the Russell 3000® Index by applying a set of screens described in the Investment Summary.  The characteristics found within the Contrarian Candidates Portfolio analytical screens are consistent with those generally used by the Sponsor to identify investment opportunities in the equity markets.  This selection process has been in place since 2002.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•                  sales charges and expenses of the Trust,

•                  the Portfolio may not be fully invested at all times,

•                  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust’s net asset value, and

•                  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value of the underlying Securities on the days Holders bought and sold their Units. Of course, any purchaser of securities, including Units, will have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in three business days, in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust and any additional and replacement Securities held by the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, should any contract deposited hereunder (or to be deposited in connection with the sale of additional Units) fail, the Sponsor shall, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under the Portfolio of the Trust, unless substantially all of the monies held in the Trust to cover the purchase are reinvested in replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain extraordinary circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of Trust set forth in the Summary of Essential Information. See Risk Factors.

Total returns and/or average annualized returns for various periods of any Morgan Stanley Global Investment Solutions unit investment trust may be included from time to time in advertisements and sales literature. Trust performance may be compared to performance of the Russell 3000® Index or other indexes. As with other performance data, performance comparisons should not be considered representative of the Trust’s relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor’s research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

HYPOTHETICAL PERFORMANCE INFORMATION

The following table illustrates a hypothetical investment in the strategy which comprises the Trust (“Contrarian Candidates Strategy”) at the beginning of each year — similar to buying Units of the Trust, redeeming them after one year and reinvesting the proceeds in a new portfolio each year.  The total returns reflect sales charges and estimated trust expenses, but do not reflect portfolio brokerage commissions or taxes. If actual expenses differ from the estimates, the total returns reflected on the table would be higher or lower accordingly. In addition, since the total returns are reduced to reflect sales charges and expenses, the returns do not reflect the actual performance an individual investor would earn if they purchased the stocks comprising the Contrarian Candidates Portfolio individually, outside of the Trust, for these periods. These results represent past performance of the Contrarian Candidates Strategy, and should not be considered indicative of future results of the Trust. The Trust’s annual total return may be lower than the Russell 3000® Index in any one year. In fact, the Contrarian Candidates Strategy has underperformed the Russell 3000® Index in certain years. Also, investors in the Trust may not realize as high a total return as on a direct investment in the stocks comprising any series of the Contrarian Candidates Portfolio since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value, and indeed any or all of the underlying stocks may depreciate in value at any time in the future. See Risk Factors.

The following table compares the actual performance of the Russell 3000® Index against the hypothetical performance of the Contrarian Candidates Strategy in each of the past 11 years, as of December 31 in each of these years:

COMPARISON OF TOTAL RETURNS(1)(2)

(Contrarian Candidates Strategy figures reflect sales charge and trust expenses but not portfolio brokerage commissions)

Year Ended	Contrarian Candidates Strategy	Russell 3000® Index
12/31/2003	47.57%	31.04%
12/31/2004	32.55	11.94
12/31/2005	16.17	6.10
12/31/2006	4.80	15.68
12/31/2007	7.97	5.17
12/31/2008	-33.20	-37.32
12/31/2009	12.01	28.29
12/31/2010	26.28	16.92
12/31/2011	4.29	1.03
12/31/2012	19.70	16.42
12/31/2013	43.82	33.57
Through 2014

(1)

The Total Return table begins in 2003 because it is the oldest common starting date in which sufficient data is available to perform each of the selection criteria for the Contrarian Candidates Strategy. The Total Return represents the sum of Appreciation and Actual Dividend Paid. (i) Appreciation for the Contrarian Candidates Strategy in a given calendar year is calculated by subtracting the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year from the market value of those stocks as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the stocks as of the close of trading on the last trading day of the previous calendar year. Appreciation for the Russell 3000® Index is calculated by subtracting the market value of the Russell 3000® Index as of the close of trading on the last trading day of the previous calendar year from the market value of the Russell 3000® Index as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the Russell 3000® Index as of the close of trading on the last trading day of the previous calendar year. (ii) Actual Dividends Paid for the Contrarian Candidates Strategy is calculated by adding the total dividends credited on the stocks in the given calendar year and dividing the result by the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year. Actual Dividends Paid for the Russell 3000® Index is calculated by taking the total dividends credited to the Russell 3000® Index in the given calendar year and dividing the result by the market value of the Russell 3000® Index as of the close of trading on the last trading day of the previous calendar year. The above information is derived from Bloomberg L.P. The Sponsor has not independently verified the data obtained from this source but has no reason to believe that this data is incorrect in any material respect.

(2)

In addition to reasons described elsewhere in the Prospectus, the performance of the actual trust may differ due to the fact that dividends and certain corporate actions such as spinoffs and mergers may be treated differently by the trust as compared to the data sources.

These results represent past performance and should not be considered indicative of future results of this Trust. The hypothetical performance is the retroactive application of the Contrarian Candidates Strategy designed with the full benefit of hindsight. Unitholders will not necessarily realize as high a total return as the hypothetical returns in the table for several reasons including, among others: the total return figures in the tables do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by Unitholders; the Contrarian Candidates Strategy returns are for calendar years, while the Trust begins and ends on various dates; the Trust has a maturity of longer than one year;  the Trust may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Trust may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on the strategy implementation date may be different from prices on the

Initial Date of Deposit; extraordinary market events that are not expected to be repeated and may have affected performance; and currency exchange rates will be different.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts or dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the “Income Account”) as of the Record Day.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•      expectations regarding government economic, monetary and fiscal policies,

•      inflation and interest rates,

•      economic expansion or contraction, and

•      global or regional political, economic or banking crises.

The Sponsor’s buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the stocks comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer’s board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer’s board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, as such, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor.

Dividends

The amount of dividends you receive depends on each particular issuer’s dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely the Securities will have to be sold to meet Trust expenses. See Expenses and Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Fixed Portfolio

Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain extraordinary circumstances. Investors should note in particular that the Securities were selected on the basis of the Contrarian Candidates Portfolio strategy set forth under Objective of the Trust and that the Trust may continue to purchase or hold Securities originally selected though these criteria even though a Security may no longer meet all of the selection criteria. For example, the Trust would not be required to sell any Security which no longer met one or more of the selection criteria listed in the Investment Summary during the life of the Trust. A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor may sell certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

Although the Portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the original percentage relationship, subject to adjustment under certain circumstances, among the number of shares of each Security in the Trust. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder’s Units and the Income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust’s organization costs will be purchased in the same proportionate relationship as all the Securities contained in the Trust. Securities will be sold to reimburse the Sponsor for the Trust’s organization costs after the completion of the initial public offering period, which is expected to be 90 days from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under “Plus Estimated Organization Costs” in the Summary of Essential Information, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain the same proportionate relationship among the Securities contained in the Trust as existed prior to such sale.

Termination

The Trust may be terminated at any time and all outstanding Units liquidated if the net asset value of the Trust falls below 40% of the aggregate net asset value of the Trust at the completion of the initial public offering period. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Consumer Discretionary Companies

The Portfolio of the Trust invests significantly in the common stocks of consumer discretionary companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers’ disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Industrials Companies

The Portfolio of the Trust may be considered to be concentrated in the common stocks of industrials companies. General risks of industrials companies include the general state of the economy, intense competition, imposition of import controls, volatility in commodity prices, currency exchange rate fluctuation, consolidation, labor relations, domestic and international politics, excess capacity and consumer spending trends. Companies in the industrials sector may be adversely affected by liability for environmental damage and product liability claims. Capital goods companies may also be significantly affected by overall capital spending and leverage levels, economic cycles, technical obsolescence, delays in modernization, limitations on supply of key materials, depletion of resources, government regulations, government contracts and e-commerce initiatives.

Industrials companies may also be affected by factors more specific to their individual industries. Industrial machinery manufacturers may be subject to declines in commercial and consumer demand and the need for modernization. Aerospace and defense companies may be influenced by decreased demand for new equipment, aircraft order cancellations, disputes over or ability to obtain or retain government contracts, changes in government budget priorities, changes in aircraft-leasing contracts and cutbacks in profitable business travel. The number of housing starts, levels of public and nonresidential construction including weakening demand for new office and retail space, and overall construction spending may adversely affect construction materials and equipment manufacturers. Stocks of transportation companies are cyclical and can be significantly affected by economic changes, fuel prices and insurance costs.  Transportation companies in certain countries may also be subject to significant government regulation and oversight, which may negatively impact their businesses.

Information Technology Companies

The Portfolio of the Trust may be considered to be concentrated in the common stocks of information technology companies. These companies include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company’s results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding the applicable initial sales charge to the net asset value per Unit of a Trust. The net asset value per Unit of a Trust is calculated by adding the combined market value of the Securities in the Trust (as determined by the Trustee) to any cash held to purchase Securities, and then dividing that sum by the number of Units of the Trust outstanding. The total sales charge (not including the Creation and Development Fee) consists of an initial sales charge and a deferred sales charge equal, in the aggregate, to a maximum charge of 2.45% of the Public Offering Price (2.252% of the net amount invested in Securities). In addition, during the initial offering period a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is computed by deducting the deferred sales charge ($0.145 per Unit) from the aggregate sales charge of 2.45%. The initial sales charge on the Initial Date of Deposit is 1.00% of the Public Offering Price. Subsequent to the Initial Date of Deposit, the amount of the initial sales charge will vary with changes in the aggregate value of the Securities in the Trust. For example, the initial sales charge will exceed 1.00% if the Public Offering Price exceeds $10.00 per Unit and will be less than 1.00% if the Public Offering Price is less than $10.00 per Unit. The initial sales charge is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.145 per Unit and is accrued in three monthly installments and will be charged to the Capital Account on the dates specified under “Summary of Essential Information—Deferred Sales Charge Payment Dates”. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.45%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.45%.  If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.145 per Unit has not been deducted at the time of repurchase or redemption of Units prior to final date specified under “Summary of Essential Information—Deferred Sales Charge Payment Dates”, any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the “transactional sales charge.” The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Trust and is further described below.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each (including the initial sales charge). To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the Public Offering Price on the date of the initial Prospectus (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor’s purchase order. A proportionate share of the amount in the Income Account (described under Administration of the Trust—Accounts and Distributions) on the date of delivery of the Units to the purchaser is added to the Public Offering Price.

The initial sales charge applicable to quantity purchases is reduced on a graduated scale for Unit purchases of at least $50,000. Sales charges are as follows:

	Initial Sales Charge		Maximum
Transaction Amount	Percent of Offering Price	Percent of Net Amount Invested	Dollar Amount Deferred Per Unit
Less than $50,000	1.00%	1.010%	$0.145
$50,000 but less than $100,000.75		.756	0.145
$100,000 but less than $250,000.50		.503	0.145
$250,000 but less than $500,000.25		.251	0.145
$500,000 but less than $1,000,000	0	0	0.145

For purchases of at least $1,000,000, the total sales charge will be .900% (or .908% of the net amount invested).  The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

The above graduated sales charges will apply to all purchases of Units, in the amounts stated, on any one day by the same purchaser at the same broker-dealer.  You must inform your financial professional of any combined purchases before your purchase to be eligible for a reduced sales charge. Secondary market purchases are excluded for purposes of sales charge discount calculations.  For purposes of achieving the quantity discount levels in the above table, Units of the Trust may be combined with (i) purchases of units of any other Morgan Stanley sponsored unit investment trusts during each trust’s initial offering period, (ii) purchases of units made as described under the “Fee Accounts” section below, and (iii) purchases of units eligible for the sales charge discounts utilizing proceeds from an “Exchangeable Series” or “Unaffiliated Series”, as further described below. Units held in the name of the spouse (or the equivalent if recognized under local law) of the purchaser or in the name of a child (including any step-child) of the purchaser under 21 years of age living in the same household are deemed to be registered in the name of the purchaser for purposes of calculating the applicable sales charge. The graduated sales charges are also applicable to a trustee or other fiduciary purchasing securities for a single trust, estate (including multiple trusts created under a single estate) or single fiduciary account.

Valuation of Securities by the Trustee is made as of the close of business on the New York Stock Exchange on each business day. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price, or if no closing sale price exists, on the basis of the last reported sale price, or if no last reported sale price exists, at the mean between the closing bid and offer prices. Securities not so quoted are valued at the mean between bid and offer prices (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). See Redemption—Computation of Redemption Price Per Unit.

The holders of units of any outstanding affiliated unit investment trust (the “Exchangeable Series”) may exchange units of the Exchangeable Series for Units of the Trust at their relative net asset values, subject only to the applicable deferred sales charge and the Creation and Development Fee. An exchange of Exchangeable Series units for Units of the Trust will generally be a taxable event. The exchange option described above will also be available to investors in an Exchangeable Series or in any unaffiliated unit investment trust (the “Unaffiliated Series”) who elect to purchase Units of the Trust (if available) within 30 calendar days of their redemption of units in the Exchangeable Series or Unaffiliated Series, respectively. Please note that if you purchase Units of the Trust in this manner using redemption proceeds from trusts which assess the amount of any remaining deferred sales charge at redemption, you should be aware that any deferred sales charge remaining on these units will be deducted from those redemption proceeds.  The minimum purchase amount for Units of a Trust of $1,000 will be waived in connection with the exchange option, as well as in connection with the exchange and rollover privileges. See Exchange and Rollover Privileges. The Sponsor reserves the right to modify, suspend or terminate this exchange option at any time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units pursuant to employee benefit plans, at a price equal to the aggregate value of the Securities in the Trust divided by the number of Units outstanding only subject to the applicable deferred sales charge. Sales to these plans involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased.

Fee Accounts

Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed (“Fee Accounts”). If Units of the Trust are purchased for a Fee Account and the Trust is subject to a Wrap Fee (i.e., the Trust is “Wrap Fee Eligible”), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee of $0.05 per Unit that is retained by the Sponsor.  As described above, Units purchased for a Fee Account may be combined with certain other purchases for purposes of achieving the quantity discount levels presented in the table above, however, such Wrap Fee Eligible Units are not eligible for any sales charge discounts in addition to that which is described in this paragraph.

You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Trust is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge	0.00%
Deferred sales charge	0.00%
Creation and development fee	0.50%
Total sales charge	0.50%

To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under “Summary of Essential Information,” either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See Reinvestment Plan below for additional information.

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary through the Sponsor.

Underwriter’s and Sponsor’s Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the initial sales charge of 1.00% of the Public Offering Price (subject to reduction on a graduated scale basis in the case of volume purchases, and subject to reduction for purchasers as described under Public Offering Price above) and the Deferred Sales Charge of $0.145 per Unit deducted in three monthly installments.

In the event that subsequent deposits are effected by the Sponsor with the deposit of Securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust (which is based on the aggregate value of the Securities on deposit) and the Sponsor’s purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations after the Initial Date of Deposit in the aggregate value of the Securities and hence of the Public Offering Price received by the Sponsor for Units. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor’s business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $         per Unit for the administrative and other services which it provides during the life of the Trust. See Expenses and Charges—Fees. The Sponsor has not participated as sole underwriter or manager or member of any underwriting syndicate from which any of the Securities in the Portfolio on the Initial Date of Deposit were acquired, except as indicated under Portfolio.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units (based on the aggregate value of the Securities) and the prices at which it resells such Units (which include the sales charge) or the prices at which the Securities are sold after it redeems such Units, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the “Creation and Development Fee”) and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee, which has historically been included in the gross sales fee, compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust’s objectives and policies and portfolio composition and size, and selection of service providers and information services. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase, redemption or exchange of units before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, which will be computed by adding:

•                  the aggregate value of Securities in the Trust,

•                  amounts in the Trust, including dividends receivable on stocks trading ex-dividend, and

•                  all other assets in the Trust.

Deducting therefrom the sum of:

•                  taxes or other governmental charges against the Trust not previously deducted,

•                  accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses, and

•                  amounts for distribution to Holders of record as of a date prior to the evaluation.

The result of the above computation is divided by the number of Units outstanding as of a date prior to the evaluation, and the result of such computation is divided by the number of Units outstanding as of the date of computation. The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the Redemption Price per Unit, based on the aggregate value of Securities in the Trust on the date on which the Units of the Trust are tendered for redemption. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the market to the extent that it determines that it is undesirable to continue to hold such Units in its inventory. Factors which the Sponsor will consider in making such a determination will include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

Units may be redeemed by the Trustee at its corporate trust office upon payment of any relevant transaction tax without any other fee, accompanied by a written instrument or instruments of transfer with the signature guaranteed by a national bank or trust company, a member firm of any nationally recognized stock exchange, or in such other manner as may be acceptable to the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Securities to be sold will be selected by the Trustee from those designated on the current list provided by the Sponsor for this purpose. After the initial public offering period, the Redemption Price per Unit will be reduced to reflect the estimated cost of liquidating securities to meet redemptions. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a “Tender Day”) which is not one of the following: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving or Christmas (observed). The right of redemption may be suspended and payment postponed for any period, determined by the Securities and Exchange Commission (“SEC”), (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the SEC may by order permit.

Computation of Redemption Price Per Unit

Redemption Price per Unit is computed by the Trustee as of the Evaluation Time next following the tender of any Unit for redemption on any Tender Day by adding (1) the aggregate value of the Securities determined by the Trustee, (2) amounts in the Trust including dividends receivable on stocks trading ex-dividend (with appropriate adjustments to reflect monthly distributions made to Holders) and (3) all other assets in the Trust; deducting therefrom the sum of (a) taxes or other governmental charges against the Trust not previously deducted, (b) accrued fees and expenses of the Trustee (including legal and auditing expenses), the Sponsor and counsel to the Trust and certain other expenses and (c) amounts for distribution to Holders of record as of a date prior to the evaluation; and dividing the result of such computation by the number of Units outstanding as of the date thereof. As of the close of the initial public offering period the Redemption Price per Unit will be reduced to reflect the payment of the per Unit organization costs to the Sponsor. Therefore, the amount of the Redemption Price per Unit received by a Holder will include the portion representing organization costs only when such Units are tendered for redemption prior to the close of the initial public offering period.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange, or if there is no closing sale price on such exchange, on the basis of the last reported sale price on such exchange, or if there is no last reported sale price on such exchange, at the mean between the closing offering and bid side evaluation (unless the Sponsor or Trustee deems any such price inappropriate as a basis for evaluation). If the Securities are not so listed or, if so listed and the principal market therefor is other than on such exchange, such evaluation shall generally be made by the Trustee in good faith based at the mean between current bid and offer prices on the over-the-counter market (unless the Trustee deems such mean inappropriate as a basis for evaluation) or, if bid and offer prices are not available, (1) on the basis of the mean between current bid and offer prices for comparable securities, (2) by the Trustee’s appraising the value of the Securities in good faith at the mean between the bid side and the offer side of the market or (3) by any combination thereof.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses — Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees — The Trustee’s and Sponsor’s fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee’s fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture. The Sponsor’s fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year.

The Sponsor’s fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services for the Trust, but at no time will the total amount the Sponsor receives for trust supervisory services rendered to all series of Morgan Stanley Global Investment Services in any calendar year exceed the aggregate cost to it of supplying these services in that year. In addition, the Sponsor may also be reimbursed for bookkeeping or other administrative services provided to the Trust in amounts not exceeding its cost of providing those services.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification “Services Less Rent of Shelter” in the Consumer Price Index for all Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges — These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust’s registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust’s rights under the underlying Securities), (5) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (6) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (7) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses — Funds necessary for the payment of the above fees, as well as the Creation and Development Fee, will be obtained in the following manner: (1) first, by deductions from the Income Accounts (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Accounts (see below) (which will reduce distributions from the Accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. The Sponsor may also direct the Trustee to defer payment of certain expenses, including the Deferred Sales Charge and the Creation and Development Fee, in which case sales for such payment will be deferred. Holders will be at risk of market fluctuations in the Securities with respect to such deferred payments from the accrual dates of such payments to the date of actual sale of Securities to satisfy these liabilities. Each of these methods of payment will result in a reduction of the net asset value of the Units. Payment of the Deferred Sales Charge will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust at its unit investment trust office including names, addresses and holdings of all Holders of record, a current list of the Securities and a copy of the Indenture. Such records are available to Holders for inspection at reasonable times during business hours.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to an Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (i.e., return of capital, stock dividends, if any, and gains) will be credited by the Trustee to a Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder’s pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors’ sales charge obligations. Although the Sponsor may collect the Deferred Sales Charge monthly, to keep Units more fully invested the Sponsor currently does not anticipate sales of Securities to pay the Deferred Sales Charge, as well as the Creation and Development Fee, until after the last Deferred Sales Charge Payment Date. Proceeds of the disposition of any Securities not used to pay the Deferred Sales Charge or to redeem Units will be held in the Capital Account and distributed on the Final Distribution upon termination of the Trust.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed. Therefore, the adverse financial condition of an issuer will not necessarily require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. Traditional methods of investment management for a managed fund (such as a mutual fund) typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. However, while it is the intention of the Sponsor to continue the Trust’s investment in the Securities in the original proportions, it has the power but not the obligation to direct the disposition of the Securities upon certain circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the Holders; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets all the selection criteria listed in the objective.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust. If a Security is eliminated from the Portfolio and no replacement security is acquired, the Trustee shall within a reasonable period of time thereafter notify Holders of the Trust of the sale of the Security.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities (“Replacement Securities”) to replace any Securities for which purchase contracts have failed (“Failed Securities”), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit, as described more fully below. Replacement Securities that are replacing Failed Securities will be deposited into the Trust within 110 days of the date of deposit of the contracts that have failed at a purchase price that does not exceed the amount of funds reserved for the purchase of Failed Securities. The Replacement Securities shall satisfy certain conditions specified in the Indenture including, among other conditions, requirements that the Replacement Securities shall be publicly-traded common stocks; shall be issued by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (or similar provisions of law); shall not result in more than 10% of the Trust consisting of securities of a single issuer (or of two or more issuers which are Affiliated Persons as this term is defined in the Investment Company Act of 1940) which are not registered and are not being registered under the Securities Act of 1933 or result in the Trust owning more than 50% of any single issue which has been registered under the Securities Act of 1933; and shall have, in the opinion of the Sponsor, characteristics sufficiently similar to the characteristics of the other Securities in the Trust as to be acceptable for acquisition by the Trust. Whenever a Replacement Security has been acquired for the Trust, the Trustee shall, on the next Distribution Day that is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. If Replacement Securities are not acquired, the Sponsor will, on or before the next following Distribution Day, cause to be refunded the attributable sales charge, plus the attributable Market Value of Securities listed under Portfolio plus income attributable to the Failed Security. Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

The Indenture also authorizes the Sponsor to increase the size and number of Units of the Trust by the deposit of cash (or a letter of credit) with instructions to purchase Additional Securities, contracts to purchase Additional Securities, or Additional Securities in exchange for the corresponding number of additional, provided that the original proportionate relationship among the number of shares of each Security established on the Initial Date of Deposit (the “Original Proportionate Relationship”) is maintained to the extent practicable.

With respect to deposits of cash (or a letter of credit) with instructions to purchase Additional Securities, Additional Securities or contracts to purchase Additional Securities, in connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Original Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory or trading restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issues originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

The Trustee will furnish Holders with each distribution a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit. Within a reasonable period of time after the end of each calendar year, the Trustee will furnish to each person who at any time during the calendar year was a Holder of record a statement (1) as to the Income Account: income received; deductions for applicable taxes and for fees and expenses of the Trustee and counsel, and certain other expenses; amounts paid in connection with redemptions of Units and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (2) as to the Capital Account: the disposition of any Securities and the net proceeds received therefrom; deductions for payment of applicable taxes and for fees and expenses of the Trustee and counsel and certain other expenses, to the extent that the Income Account is insufficient, and the balance remaining after such distribution and deductions, expressed both as a total dollar amount and as a dollar amount per Unit outstanding on the last business day of such calendar year; (3) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (4) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (5) amounts actually distributed during term of the Trust from the Income Account expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the record dates for such distributions.

In order to enable them to comply with federal and state tax reporting requirements, Holders will be furnished with evaluations of Securities upon request to the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company (“DTC”) through an investor’s broker’s account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor’s DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency and (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor). The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under Summary of Essential Information. However, the Sponsor may extend the Termination Date for a period of no longer than 30 days without giving notice to the Holders. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated at any time by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination.  Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder’s interest in the Income and Capital Accounts. Such distribution will normally be made by mailing a check in the amount of each Holder’s interest in such accounts to the address of such nominee Holder appearing on the record books of the Trustee.

EXCHANGE AND ROLLOVER PRIVILEGES

Holders may exchange their Units of the Trust into units of any then outstanding series of a Morgan Stanley Global Investment Solutions unit investment trust in its initial offering period (an “Exchange Series”) at their relative net asset values, subject only to the remaining deferred sales charge (as disclosed in the prospectus for the Exchange Series). The exchange option described above will also be available to investors in the Trust who elect to purchase units of an Exchange Series within the number of days of their liquidation of Units in the Trust as disclosed in the prospectus for the Exchange Series.

Holders who retain their Units until the termination of the Trust may reinvest their terminating distributions into units of any then outstanding Morgan Stanley Global Investment Solutions, Contrarian Candidates Portfolio provided one is offered (“New Series”), or into any Exchange Series. Such purchaser may be entitled to a reduced sales load (as disclosed in the prospectus for the New Series) upon the purchase of units of the New Series. Holders who decide not to rollover their proceeds will receive a cash distribution after the Trust terminates.

Under the exchange and rollover privilege, the Sponsor’s repurchase price would be based upon the market value of the Securities in the Trust portfolio and units in the Exchange Series or New Series will be sold to the Holder at a price based on the aggregate market price of the securities in the portfolio of the Exchange Series or New Series. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated during the exchange or rollover. Exercise of the exchange or rollover privilege by Holders is subject to the following conditions: (i) the Sponsor must have units available of an Exchange Series or New Series during initial public offering or, if such period is completed, must be maintaining a secondary market in the units of the available Exchange Series or New Series and such units must be available in the Sponsor’s secondary market account at the time of the Holder’s elections; and (ii) exchange will be effected only in whole units. Holders will not be permitted to advance any funds in excess of their redemption in order to complete the exchange. Any excess proceeds received from the Holder for exchange will be remitted to such Holder.

It is expected that the terms of the Exchange Series or New Series will be substantially the same as the terms of the Trust described in this Prospectus, and that similar reinvestment programs will be offered with respect to all subsequent series of the Trust. The availability of these options do not constitute a solicitation of an offer to purchase units of an Exchange Series or a New Series or any other security. A Holder’s election to participate in either of these options will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Exchange or New Series is available and to obtain a prospectus. Holders may acquire units of those Series which are lawfully for sale in states where they reside and only those Exchange Series in which the Sponsor is maintaining a secondary market. At any time prior to the exchange by the Holder of units of an Exchange Series, or the purchase by a Holder of units of a New Series, such Holder may change its investment strategy and receive its terminating distribution. An election of either of these options will not prevent the Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Exchange or New Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate either or both of these reinvestment privileges at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust’s “Reinvestment Plan,” Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. The CUSIP numbers for either “Cash” distributions or “Reinvest” for the reinvestment of distributions are set forth under “Summary of Essential Information”.  Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company (“DTC”) or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available.  However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See “Taxes.” If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional or the Trustee (depending upon whether the Units are held in street name or directly in the name of the Holder, respectively), at least ten business days prior to the Distribution Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from prior series of the Out of Consensus Portfolio, or from any other Morgan Stanley Global Investment Solutions unit investment trust (a “Prior Series”) and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase Units of the Trust at the Sponsor’s Repurchase Price (the net asset value per Unit without any sales charge) in effect at the close of business on the Distribution Day. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus.  Tax laws and their interpretation are subject to change, possibly with retroactive effect.  This summary is based on the advice of counsel.  The Internal Revenue Service (“IRS”) could take a contrary position.  Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues.  The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as “capital assets” (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the “Code”), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the 4% excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods.  A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust’s current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust’s policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Distributions to Holders that are treated as ordinary income will constitute dividends for federal income tax purposes. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust’s income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction or the preferential federal tax rate for qualified dividends, referred to above. In determining the amount of capital gains to be distributed, any capital loss carry over from a prior year will be taken into account in determining the amount of net long-term capital gain.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% Medicare tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder’s hands, and will be long-term or short-term, generally depending upon the Holder’s holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold at a current rate of 28% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units, if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to these backup withholding rates. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

The Foreign Account Tax Compliance Act (“FATCA”). A 30% withholding tax on your Trust’s distributions, including capital gains distributions, and on gross proceeds from the sale or other disposition of Units generally applies if paid to a foreign entity unless: (i) if the foreign entity is a “foreign financial institution” as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. Withholding under FATCA is required: (i) with respect to certain distributions from your Trust beginning on July 1, 2014; and (ii) with respect to certain capital gains distributions and gross proceeds from a sale or disposition of Units that occur on or after January 1, 2017. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. Holders should consult their tax advisors regarding the effect of FATCA based on their individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value of the Trust’s Units, and if a distribution reduces the net asset value below a Holder’s cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a Holder may be subject to a U.S. withholding tax at a rate of 28% (or at a lower rate under an applicable income tax treaty) on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts (“IRAs”), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as “Roth IRAs”) are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things (a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed “plan assets” under ERISA and the Department of Labor regulations regarding the definition of “plan assets.”

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of your trust.  It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of The Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the Securities Exchange Act of 1934.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 75 East 55th Street, New York, New York 10022, as special counsel for the Sponsor.

Independent Registered Public Accounting Firm

The Statement of Financial Condition and the Portfolio included in this Prospectus have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as indicated in their report with respect thereto, and is so included herein in reliance upon the authority of said firm as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange.  The Sponsor is also a member of the Financial Industry Regulatory Authority.  The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Prior to June 28, 2013, the Sponsor was owned by a joint venture company which was indirectly owned 65% by Morgan Stanley and 35% by Citigroup Inc.  On June 28, 2013, Morgan Stanley purchased Citigroup’s remaining interest in the joint venture and accordingly, the Sponsor is now a wholly owned indirect subsidiary of Morgan Stanley.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

• securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

• merchant banking and other principal investment activities

• brokerage and research services

• asset management

• trading of foreign exchange, commodities and structured financial products and

• global custody, securities clearance services, and securities lending.

The Sponsor’s Global Investment Solutions (“GIS”) offers clients the ability to invest in various investment strategies through which dedicated portfolio managers employed by the Sponsor or third party sub-advisors make day-to-day investment decisions.  Several professionally managed strategies are available and are designed to fit a broad range of goals, diversification objectives and risk tolerance levels.  Each team of GIS portfolio managers or sub-advisors focuses on particular asset classes and investment approaches.  “GIS” is also the name of a Sponsor initiative that seeks to harness the collective resources of Morgan Stanley to deliver innovative financial products to our clients, including the offering of these unit investment trusts based on GIS portfolio manager model portfolios and/or investment strategies.

The Sponsor and your trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

MORGAN STANLEY GLOBAL

INVESTMENT SOLUTIONS

Contrarian Candidates Portfolio, Series 1
PROSPECTUS

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-                ) and the Investment Company Act of 1940 (file no. 811-            ), and to which reference is hereby made. Information may be reviewed and copied at the Commission’s Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•                  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•                  visiting the SEC internet address: http://www.sec.gov

•                  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Summary of Essential Information	6
Report of Independent Registered Public Accounting Firm	8
Portfolio	10
Description of the Trust	11
Hypothetical Performance Information	13
Risk Factors	15
Public Sale of Units	18
Market for Units	22
Redemption	23
Expenses and Charges	24
Administration of the Trust	25
Exchange and Rollover Privileges	28
Reinvestment Plan	29
Resignation, Removal and Limitations on Liability	29
Taxes	30
Miscellaneous	33

Sponsor:

Morgan Stanley Smith Barney LLC

2000 Westchester Avenue

Purchase, New York 10577

Trustee:

The Bank of New York Mellon

2 Hanson Place, 12th Floor

Brooklyn, New York 11217

(800) 856-8487

When units of the trust are no longer available, this prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

[MS logo]

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement (to be supplied by amendment).

1.1.1                     Standard Terms and Conditions of Trust (to be supplied by amendment).

7.1                               Powers of Attorney.

S-1

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 30th day of April, 2014.

MORGAN STANLEY GLOBAL INVESTMENT SOLUTIONS – CONTRARIAN CANDIDATES PORTFOLIO, SERIES 1

(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ SCOTT RICHARDSON
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on April 30, 2014, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Sara Furber	Director, Chief Operating Officer and
Executive Committee Member

Douglas J. Ketterer	Director and Executive Committee Member

Jeffrey Gelfand	Chief Financial Officer

By:	/s/ SCOTT RICHARDSON
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is filed herewith in Exhibit 7.1.

S-2